

April 10, 2024

Ram Shankar
Chief Financial Officer
UMB Financial Corporation
1010 Grand Boulevard
Kansas City, MO 64106

> **Re: UMB Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-38481**

Dear Ram Shankar:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

General

1. We note your presentation of average total tangible shareholder's equity excluding AOCI and operating return on average tangible equity excluding AOCI as non-GAAP financial measures presented in Exhibit 99.1 to your Form 8-K filed January 30, 2024. These measures represent individually tailored accounting measures given that the adjustment to exclude AOCI has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from your future filings. Refer to Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loans and Loans Held For Sale, page 40

2. We note disclosure that your commercial real estate ("CRE") loan portfolio has increased $1.3 billion, or 16.8%, during fiscal year ended December 31, 2023 and that this portfolio,

in general, may be more adversely impacted by conditions in the real estate market or the economy. We also note disclosure in Exhibit 99.2 of your Form 8-K filed on January 30, 2024 that provides detailed disclosures of your CRE loan portfolio. Please revise your future periodic filings, beginning with your Form 10-Q for the fiscal quarter ended March 31, 2024, to further disaggregate the composition of your CRE loan portfolio to address material geographic and other concentrations to the extent material to an investor's understanding of your CRE loan portfolio. In this regard, provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates and disclose the extent of your exposure by borrower type, such as office, retail, hotel and multifamily.

3.   In addition, we note your disclosure on page 13 that failures in your risk management policies, procedures, and controls could adversely affect your ability to manage your CRE loan portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio. Please revise your future filings to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Shannon Davis at 202-551-6687 or John Spitz at 202-551-3484 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance